March 4, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Ms. Pearlyne Paulemon
Ms. Pam Howell

Re:	AC Partners, Inc. Amendment No. 1 to Offering Statement on Form 1-A
Response to Comments
Original Submission, Comments Dated February 26, 2024
File No. 024-12395

Dear Ladies and Gentlemen:

AC Partners, Inc. (AC Partners) is submitting this correspondence in response to your comments on its Original Submission to the Form 1-A Offering Statement. The comment letter presented three (3) comments. AC Partners has addressed each comment within the offering and separate external correspondence, agreements and information supporting the statements which are included as notes to the offering.

Comment 1: “We note your response to prior comment 2 and partially re-issue. We note that clause 6 of your subscription agreement contains an exclusive forum and a jury trial waiver provision. Please revise the risk factor disclosure on page 6 to clearly disclose:

•	enforceability under federal and state law;
•	whether these provisions apply to claims under the federal securities laws; and
•	whether purchasers of interests in a secondary transaction would be subject to these provisions.”

Response: The Offering Document has been amended to emphasize that the subscribers have the right to bring actions concerning the violation of federal and state securities laws outside of the restrictions concerning the subscription agreement itself. We also wish to note that the second to last paragraph under this risk factor does address the rights of purchasers in a secondary transaction.

Comment 2: “We note your response to prior comment 5. We also note your disclosure on pg. 14 that, "the following discussion includes information from the audited financial statements for the period of FY December 31, 2022 through September 30, 2023." Please revise to clarify if true, that these refer to the unaudited financial statements.”

Response: AC Partners has corrected the error.

Comment 3: “We note your response to prior comment 7. Please clearly disclose the specific conflicts of interest of the officers and directors. We note the general risk factor disclosure on page 7."

Response: AC Partners has identified both the specific sources of a conflict of interest and added notes concerning the impact of said conflicts. The modifications were added to both the Risk Factors (Page 7) and the “Shareholders, Directors, Executive Officers and Significant Employees”.

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Further notes and clarifications:

1.	AC Partners is filing for registration of a Blue Sky Offering in Florida and Georgia. AC Partners will not request for qualification of its offering until at least one of the Blue Sky Offerings are effective.
2.	AC Partners will request a no objections letter concerning the compensation arrangements prior to qualification.
3.	AC Partners acknowledges that the Company and its management are responsible for the actions and adequacy of their disclosures.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer

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